ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
490PB2247	11/09/09	10/30/09

* ISSUED TO RS INVESTMENT TRUST/RS VARIABLE PROD

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address:
From:

To:

☐	Item 2.	Bond Period:
From: 12:01 a.m. on to 12:01 a.m. on the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☒	Item 3.	Limit of Liability is hereby amended to read as follows:

		Limit of Liability		Deductible Amount
Insuring Agreement A - Fidelity		$4,200,000		$25,000
Insuring Agreement B - Audit Expense		$25,000		$0
Insuring Agreement C - Premises		$4,200,000		$25,000
Insuring Agreement D - Transit		$4,200,000		$25,000
Insuring Agreement E - Forgery or Alteration		$4,200,000		$25,000
Insuring Agreement F - Securities		$4,200,000		$25,000
Insuring Agreement G - Counterfeit Currency		$4,200,000		$25,000
Insuring Agreement H - Stop Payment		$25,000		$5,000
Insuring Agreement I - Uncollectible Items of Deposit		$25,000		$5,000
Optional Coverages Added by Rider:
Insuring Agreements:
(J) – Computer Systems		$4,200,000		$25,000
(k) – Unauthorized Signatures		$25,000		$5,000
(L) – Voice-Initiated Transactions		$25,000		$5,000
	$		$
	$		$

☐	Item 4.	Officesor Premises Covered: The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO. 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
490PB2247	11/09/09	10/30/09
*	ISSUED TO

RS INVESTMENT TRUST/RS VARIABLE PROD

Computer Systems

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)	cause the Insured to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2.	As used in this Rider, Computer System means

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices, and

(d)	related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

ICB011 Ed. 7-04                                                                             Page 1 of 2

© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the portion preceding the Insuring Agreements which reads “at any time but discovered during the Bond Period”;

(b)	Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

(c)	Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5.	The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be

Four Million Two Hundred Thousand

Dollars ($4,200,000), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8.	The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB011 Ed. 7-04                                                                         Page 2 of 2

© 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of November 9, 2009, by RS Investment Trust and RS Variable Products Trust (each a “Trust”, and collectively “the Trusts”).

WHEREAS, the Trusts are to be named as insureds under a joint insured fidelity bond (the “Bond”) issued by St. Paul Fire & Marine Insurance Company (the “Insurer”);

WHEREAS, the Trusts desire to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act (subject to any coverage limits set out in the Bond).

2. A copy of the Agreement and Declaration of Trust of the Trusts is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trusts as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of any series of the Trusts individually but are binding only upon the respective assets and property of each series.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

RS INVESTMENT TRUST

By:	/S/ BENJAMIN L. DOUGLAS
Benjamin L. Douglas
Secretary

RS VARIABLE PRODUCTS TRUST

By:	/S/ BENJAMIN L. DOUGLAS
Benjamin L. Douglas
Secretary

RULE 17g-1 TABLE*

Amount of Registered Management Investment Company Gross Assets at the end of the most recent fiscal quarter prior to date of determination	Minimum Amount of Bond
Up to 500,000	50,000
500,000 to 1,000,000	75,000
1,000,000 to 2,500,000	100,000
2,500,000 to 5,000,000	125,000
5,000,000 to 7,500,000	150,000
7,500,000 to 10,000,000	175,000
10,000,000 to 15,000,000	200,000
15,000,000 to 20,000,000	225,000
20,000,000 to 25,000,000	250,000
25,000,000 to 35,000,000	300,000
35,000,000 to 50,000,000	350,000
50,000,000 to 75,000,000	400,000
75,000,000 to 100,000,000	450,000
100,000,000 to 150,000,000	525,000
150,000,000 to 250,000,000	600,000
250,000,000 to 500,000,000	750,000
500,000,000 to 750,000,000	900,000
750,000,000 to 1,000,000,000	1,000,000
1,000,000,000 to 1,500,000,000	1,250,000
1,500,000,000 to 2,000,000,000	1,500,000
Over 2,000,000,000	1,500,000 plus 200,000 for each 500,000,000 of gross assets up to a maximum bond of 2,500,000

*	Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, the amount of a single insured bond must be at least equal to an amount computed in accordance with the above schedule, as set forth in the Rule.

Fidelity Bond

RESOLVED, that the fidelity bond, issued by St. Paul Mercury Fire & Marine Insurance Company bearing limits of $4,200,000 per loss ($25,000 in respect of certain coverages other than fidelity), and with a single loss deductible of $25,000 ($0 and $5,000 in respect of certain other coverages other than fidelity), be and it hereby is approved and ratified.

RESOLVED, that the proposed additional coverage and premium for the fidelity bond in the amounts included in the materials distributed in connection with the meeting be and hereby are approved and ratified, the Trustees having determined that the allocation is fair and reasonable to each Trust.

RESOLVED, that the agreement between each Trust and any other parties to the fidelity bond authorized pursuant to the preceding votes, stating that in the event recovery is received under the bond as a result of a loss by the Trust and one or more of the other named insureds, the Trust shall receive an equitable and proportionate share of recovery at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act (subject to any coverage limits set out in the bond), be and it hereby is approved and ratified.

RESOLVED, that pursuant to Rule 17g-1 of the 1940 Act, the Secretary of the Trusts is hereby designated as agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule.